P.E. 1/23/02

02011478

1037333

1-14602

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

January 23, 2002

GALLAHER GROUP PLC
(Translation of registrant's name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 OQU
United Kingdom
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

GALLAHER GROUP PLC

Table of Contents

	Item	Sequential Page Number
1.	Press Release - Gallaher announces that The Capital Group Companies, Inc. has a notifiable interest in the Company	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GALLAHER GROUP PLC

Date: January 23, 2002

By: ....

Name: C T Fielden

Title: Group Legal Adviser

Gallaher Group Plc ("the Company")

Gallaher Group Plc has today been advised that The Capital Group Companies, Inc on behalf of its affiliates, including Capital Research and Management Company has a notifiable interest in 51,976,626 Ordinary shares in the Company, which represents 8.00% of the ordinary share capital.